Filed Pursuant to Rule 433 of the

Securities Act of 1933, as amended

Registration Statement Nos. 333-192476 and 333-194256

Free Writing Prospectus dated March 4, 2014

3/4/14 1:34 PM Fantex Two Fantex Road Show presentations in the Bay Area March 5th | To view this email as a web page, click here. Hello, We are pleased to invite you to an upcoming Investors Presentation by Fantex, Inc. The company will be available to discuss their business, as well as Fantex Vernon Davis - a unique tracking stock tied to the cash flows of a professional athlete's brand. Details of the Presentations are as follows: Palo Alto Location: Four Seasons Hotel 2050 University Avenue East Palo Alto, CA Dates: Wednesday, March 5 Times: 12:30pm San Francisco Location: Fantex 330 Townsend, Suite #234 San Francisco Dates: Wednesday, March 5 Times: 6:30pm Lead Bookrunner: Fantex Brokerage Services Company Representatives: Buck French, Co-Founder & Chief Executive Officer Please RSVP here for the event you'd like to attend.

3/4/14 1:34 PM Fantex Fantex, Inc. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Fantex, Inc. has filed with the SEC for more complete information about Fantex, Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, Fantex, Inc., any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 866-315-3482. This is not an offer to sell, nor a solicitation of an offer to buy, to residents of any state in which registration and other legal requirements have not been fulfilled. View the prospectus. Fantex, Inc., 330 Townsend St., Suite 234 San Francisco, CA 94107 © 2014 Fantex, Inc. Privacy Statement | Unsubscribe